July 8, 2010

Securities and Exchange Commission	VIA EDGAR AND FACSIMILE
Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-3628 Attention: H. Roger Schwall, Assistant Director
Re:	Stone Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 25, 2010 Schedule 14A Definitive Proxy Statement Filed March 30, 2010 File No. 001-12074
Dear Mr. Schwall:
     On behalf of our client, Stone Energy Corporation (“Stone”), we hereby acknowledge receipt of comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 30, 2010, relating to Stone’s Form 10-K for the fiscal year ended December 31, 2009 and its Schedule 14A Definitive Proxy statement (the “Comment Letter”).
     We are working with Stone to prepare a response to the Comment Letter and furnish the requested information to the Staff. In light of travel and vacation commitments of the senior staff of Stone, whose input is essential in preparing a response to the Comment Letter, Stone will be delayed in furnishing its response to the Staff. Stone respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments. The Company expects to file all responses to and furnish all information required by the Comment Letter no later than Friday, July 30, 2010.
Very truly yours,
/s/ Lauren E. Dean

Lauren E. Dean

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